July 26, 2012

Mr. Bo Howell

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, High 20 Dividend Strategy Trust, Series 2 (the “Trust”)

(File No.: 333-182551) (CIK 1553482)

Dear Mr. Howell:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via telephone on July 24, 2012 regarding the registration statement filed on Form S-6 for Smart Trust, High 20 Dividend Strategy Trust, Series 2, filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2012. As you requested, please find below a response for one of your comments.

Comment

You requested that the Investment Summary - Strategy of Portfolio Selection section (page A-3) make reference to the policy, if any, of the Trust to invest its assets in the common stocks of companies in particular industries/sectors, as described in the Investment Summary - Description of Portfolio section (page A-3).

Response

It is not an objective or policy of the Trust to invest its assets in the common stocks of companies in any particular industry/sector. The list of industries in the Investment Summary - Description of Portfolio section is simply an identification of the industries represented by the common stocks of the companies in the portfolio resulting from the application of the Trust’s selection criteria. The selection criteria themselves do not consider industry type in assembling the portfolio. This listing of industries is relatively common across sponsors of UITs in the relevant portfolio description portions of prospectuses, even if industry/sector is not a selection criterion. Because industry/sector is not among the selection criteria of the Trust, it would be inappropriate to include such reference in the Investment Summary - Strategy of Portfolio Selection section.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By /s/ SCOTT R. ANDERSON
Scott R. Anderson

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